

Mail Stop 3720

June 26, 2009

<u>Via U.S. Mail and Fax</u>
Christopher J. Foll
Chief Financial Officer
Hutchison Telecommunications International Limited
Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 1-32309**

Dear Mr. Pennington:

We have reviewed your supplemental response letter dated May 7, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 28, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 20-F for Fiscal Year Ended December 31, 2007</u>
<u>Subsequent Events, page F-67</u>
<u>Fair Value of Towers</u>

1. In regards to the Company's method of establishing that the $500 million sales price of the towers was at fair value, please answer the following:
    a. How did you consider site preparation costs (including costs associated with construction of other required assets on site) in the analysis? Are these included in the "other associated costs"?
    b. Would the fact that the bid towers that will be constructed by a Chinese network vendor impact a market participant's view of fair value of the bid towers? If not, please explain?
    c. Isn't the Company's selection of a network vendor with the lowest price an indication of what other market participants would consider if deciding to purchase or build a tower? If not, why?

    d. Are there any unique characteristics (such as height, type of tower, etc) of the subject towers that are not factored into the bids? Would these factors impact the fair value analysis?

Fair Value of Leased Asset

2. In regards to the Company's method of determining fair value of the leased assets, please answer the following:
    a. Explain why a Weighted Average Cost of Capital (WACC) was utilized as the discount rate for the leased asset. Typically, a WACC is utilized in the valuation of a business enterprise and not an individual asset.
    b. What is the timing of the cash flows for the lease payments? (Beginning of Period? End of Period? Monthly?) How has this been reflected in the fair value estimate?
    c. Please provide a description of the "Capital Allowance" and why it appears to provide a tax shield in the fair value estimate.
    d. How has the Company determined that the contractual lease rates are representative of arm-length lease rates between market participants?

Present Value of Minimum Lease Payments

3. When calculating the present value of the minimum lease payments for the purpose of determining the appropriate lease classification as either operating or financing, has the Company used the same after-tax cash flow assumptions (except for the difference in expected life) and discount rate utilized in its fair value of the lease asset analysis? If so, please explain why this is appropriate? Refer also to paragraph 4 & 20 of IAS 17.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director